December 14, 2005


U.S. Securities and Exchange Commission             RULE 83 CONFIDENTIAL
100 F Street, NE                                    TREATMENT HAS BEEN
Washington, D.C. 20002                              REQUESTED, LETTER
                                                    OMITS CONFIDENTIAL
                                                    INFORMATION IN VERSION
                                                    DELIVERED ONLY TO SEC
                                                    DIVISION OF CORPORATION
                                                    FINANCE, AND ASTERISKS
                                                    DENOTE SUCH OMISSIONS.

Re:      Form 10-K for the Fiscal Year ended December 31, 2004
         Forms 10-Q for the Fiscal Quarters ended March 31, 2005,
         June 30, 2005 and September 30, 2005
         File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the "Staff") letter dated November 17, 2005 to Mr. James B. Flaws of Corning Incorporated ("Corning"). For your convenience, we have included the Staff's comments below followed by our related response.


                 Form 10-K for the year ended December 31, 2004
                 ----------------------------------------------
General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response

Please see our individual responses below.


Financial Statements
--------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Presentation and Principles of Consolidation
-----------------------------------------------------

2. We have reviewed your response to prior comment 4. You disclose that the sole purpose of all three variable interest entities is to lease transportation equipment to you and that you are the primary beneficiary for only one of these three entities. Please also disclose how you determined you were not the primary beneficiary for the two entities that are not consolidated.

Response

Corning has a variable interest in three different variable interest entities, one of which is consolidated because we are the primary beneficiary and two which are not. This response addresses the two entities which we do not consolidate. Each entity has been assessed individually, however, some comments in this response will refer to the two entities in aggregate when referencing certain provisions and detailed characteristics of the entities. This is only for convenience due to certain similarities across the entities and not because they were analyzed in aggregate.

Each of the two entities are trusts which own and lease transportation equipment to Corning via a leveraged lease (from the Trust's perspective). The leases are operating leases to Corning as lessee.

The equipment leases were entered into at terms that are consistent with market terms at the inception of the leases. The leases do not include a residual value guarantee. The leases do include a purchase option which is a variable interest in the Trust(s). However, because the purchase option is at fair market value (except in a highly unlikely circumstance), Corning would not be exposed to a majority of the residual returns or residual losses of the Trusts.

The purchase option provides Corning with the right to purchase the transportation equipment at the end of the Basic Term of the lease, or in the event of default. The Basic Term of the lease is 18 years. The purchase option at the end of this Basic Term allows Corning to purchase the equipment at the lesser of Fair Market Sales Value (defined as the retail sales value between willing buyer and willing seller) or 37.5% of the Purchase Price ($9.785 million per each asset). In the expected case that the fair value of the asset is less than 37.5% of the purchase price at the end of 18 years, by exercising its purchase option, Corning would simply be getting the transportation equipment at its then fair value. The only theoretical residual returns resulting from the purchase option would be if the fair value of the equipment at the end of 18 years exceeds 37.5% of the purchase price. In Corning's judgment, there is a remote likelihood that the equipment's value would exceed this level after 18 years. Therefore, the purchase option does not provide Corning with rights to substantive residual returns in the Trusts.

Because there is no residual value guarantee by Corning (and therefore no risk of residual loss), and because the purchase option does not provide any substantive opportunity for residual returns, Corning concluded that it would not be the primary beneficiary of these entities. In sum, Corning would not be exposed to the majority of the residual losses or the majority of the residual returns of the Trusts.

We thought it might also be helpful for the staff to understand the relative size of these entities in relation to Corning's financial position and results of operations. Therefore, for the staff's convenience, we have provided information about the impact of consolidating the Trusts would have on Corning's consolidated financial position and result of operations.

                                              ($ in millions)
---------------------------------------------------------------------------------------------------------
                                                                  Corning
                       Corning                                  Results for
                     Results for                                 the Nine
                     the Quarter                                  Months         Nine
                        Ended         Quarter                     Ended          Month
                      September     Impact of       % of         September     Impact of        % of
                      30, 2005      the Trusts     Corning       30, 2005      the Trusts      Corning
------------------ --------------- ------------- ------------ -------------- -------------- -------------
SG&A                     $178        $   .4          .22%          $553         $ 1.6           .29%
------------------ --------------- ------------- ------------ -------------- -------------- -------------
Depreciation              127            .2          .16            373            .6           .16

------------------ --------------- ------------- ------------ -------------- -------------- -------------
Interest
expense                    25            .2          .8              90            .6           .67
------------------ --------------- ------------- ------------ -------------- -------------- -------------

------------------ --------------- ------------- ------------ -------------- -------------- -------------
Property, net           4,367          11.6          .27

------------------ --------------- ------------- ------------ -------------- -------------- -------------
Assets                 10,883          11.6          .11
------------------ --------------- ------------- ------------ -------------- -------------- -------------
Debt -
current                   293            .8          .27
------------------ --------------- ------------- ------------ -------------- -------------- -------------
Debt - LT               1,804           9.2          .51
------------------ --------------- ------------- ------------ -------------- -------------- -------------
Current
liabilities             2,231            .8          .04
------------------ --------------- ------------- ------------ -------------- -------------- -------------
Total
liabilities             5,630          10.0          .18
---------------------------------------------------------------------------------------------------------

As indicated in our previous response to the Staff, Corning believes the FIN 46R, paragraph 24, disclosures are necessary and have been made in the September 30, 2005 Form 10-Q. However, we do not plan to disclose the basis for not consolidating these entities because we do not believe that FIN 46R requires such disclosure. The only impact of Corning's relationship with these Trusts that could be considered material is the maximum loss, which has been disclosed.

Foreign Currency Translation and Transactions
---------------------------------------------

3. We have reviewed your response to prior comment 5. It is not clear what significant changes in economic facts and circumstances led you to determine it was appropriate to change the functional currency of your Taiwanese subsidiary from the New Taiwan Dollar to the Japanese Yen. Given that it appears your primary basis for the change in functional currency is due to the currency in which capital expenditures are denominated and product sales are priced and transacted, please tell us the currency in which capital expenditures were denominated and sales of products were priced and transacted during the nine months ended September 30, 2005 and each of the two years ended December 31, 2004. If capital expenditures and sales transactions were denominated in multiple currencies, please tell us the estimated dollar amount and percentage for each of these currencies. Please also provide us with a detailed explanation as to why you believe it is appropriate to use the Japanese Yen as the functional currency with reference to Appendix A of SFAS 52. If multiple currencies are used for any of the indicators provided in Appendix A, please tell us the estimated dollar amount and percentage for each of these currencies.

Response

FAS 52 Foreign Currency Translation (FAS 52), Paragraph 5 states, "An entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash."

Paragraph 45 of FAS 52, indicates that once a determination of the functional currency is made, that decision shall be consistently used for each foreign entity unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. Paragraph 5 indicates that in many situations, the determination of the functional currency is plainly clear. In others, a significant amount of management judgment is required.

Our Taiwanese subsidiary (CDTT) has historically had the New Taiwan Dollar (NTD) as its functional currency. Our initial determination of the NTD as the functional currency was based upon the application of the criteria outlined in FAS 52. Specifically, we noted that while CDTT's revenues were in Japanese Yen
(JPY), other cash flows were denominated in the local currency, with the exception of intercompany purchases of full sheet glass, which were originally denominated in US Dollar (USD).

During our evaluation of CDTT's functional currency at the end of 2003, the 2003 cash flows indicated that there was an increase in JPY denominated cash flows as more transactions were occurring in JPY. That increase was primarily due to a change in the denomination of the intercompany purchases of full sheet glass from USD to JPY. During late 2003 and into the first half of 2004, Corning management was also evaluating whether to change the billing currency for all sales of its LCD glass business (including those of CDTT) from JPY to USD.
Ultimately, management retained the JPY as the billing currency because of concern that a change to the USD might put the business at an economic disadvantage in the marketplace. Although 2003 cash flows were trending toward JPY and CDTT appeared to be moving toward a functional currency of JPY, Corning believed the changes were not yet significant enough to make the functional currency change to JPY, especially in light of management's considerations to change the billing currency from JPY to USD.

By December 31, 2004, with continued growth in the LCD glass business, CDTT's JPY denominated cash flows more than doubled. In addition, Corning had negotiated a long-term supply agreement with one customer to receive deposits on future JPY denominated sales transactions. Corning was in the process of negotiating similar agreements with other of CDTT's customers, in each case denominated in JPY. These large supply agreements, with deposits in JPY, were a major change in CDTT's business environment. By the end of 2004, management could determine that CDTT's future cash flows would be heavily weighted toward JPY and therefore CDTT's functional currency needed to be changed to JPY.

At the end of 2004, Corning forecasted that the 2005 JPY denominated sales and customer deposit cash flows would continue to increase dramatically, and cash outflows would continue to shift from being denominated in NTD to being denominated in JPY and USD. Based on the 2005 forecast, the amount of NTD denominated cash outflow expenditures were expected to decline approximately 13 points to 35%, while the JPY denominated expenditures were expected to increase approximately 6 points to 36%, a spread of 19 points. Management considered this to be yet another indicator that Taiwan's functional currency needed to be changed to JPY.

Based on the foregoing facts, management concluded that there had been significant changes in the economic circumstances of CDTT's business at the end of 2004 indicating that its functional currency was no longer the NTD, but rather was the JPY.

The following charts depict relevant transactional data for the years 2003 and 2004, and projected full year 2005, including the data requested by the Staff. This information was used in making the decision to change the functional currency to JPY as of January 1, 2005.

----------------------------------------------------------------------------------------------
(in millions)                                              2003 USD equivalents
                                                           --------------------
                                                       Transactions denominated in:
                                             -------------------------------------------------
         FAS 52 Determining Factor              NTD         JPY         USD      EUR / Other
         -------------------------              ---         ---         ---      -----------

-------------------------------------------- ----------- ----------- ---------- --------------
Sales Price                                                  316

Customer Deposits                                            0.0

-------------------------------------------- ----------- ----------- ---------- --------------
Sales Market                                                 316

-------------------------------------------- ----------- ----------- ---------- --------------
Labor Costs                                        *

-------------------------------------------- ----------- ----------- ---------- --------------
Material Costs                                     *           *

Intercompany purchase of Full Sheet Glass                      *

-------------------------------------------- ----------- ----------- ---------- --------------
Local Expenses                                     *

-------------------------------------------- ----------- ----------- ---------- --------------
Capital spending                                   *           *          *

-------------------------------------------- ----------- ----------- ---------- --------------
Inter-Company Transactions                                    16

-------------------------------------------- ----------- ----------- ---------- --------------
Total Cash In Flows                                          316
                                                            100%

Total Cash Out Flows                               *           *          *
                                               51.0%       40.1%       8.9%

Total Cash Flows                                   *           *          *
                                               33.1%       61.1%       5.8%
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
(in millions)                                              2004 USD equivalents
                                                           --------------------
                                                       Transactions denominated in:
                                             -------------------------------------------------
         FAS 52 Determining Factor              NTD         JPY         USD      EUR / Other
         -------------------------              ---         ---         ---      -----------

-------------------------------------------- ----------- ----------- ---------- --------------
Sales Price                                                  702

Customer Deposits                                            204

------------------------------------------- ----------- ----------- ----------- --------------
Sales Market                                                 702

------------------------------------------- ----------- ----------- ----------- --------------
Labor Costs                                       *

------------------------------------------- ----------- ----------- ----------- --------------
Material Costs                                    *

Intercompany purchase of Full Sheet Glass                      *

------------------------------------------- ----------- ----------- ----------- --------------
Local Expenses                                    *

------------------------------------------- ----------- ----------- ----------- --------------
Capital expenditures                              *            *           *            *

------------------------------------------- ----------- ----------- ----------- --------------
Inter-Company Transactions                                    56

------------------------------------------- ----------- ----------- ----------- --------------
Total Cash In Flows                                          906
                                                            100%

Total Cash Out Flows                              *            *           *            *
                                              48.3%        30.5%       20.5%         0.7%

Total Cash Flows                                  *            *           *            *
                                              29.2%        58.0%       12.4%         0.5%
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
(in millions)                               2005 (Forecast used to make decision to change
                                            -----------------------------------------------
                                                       the functional currency)
                                                       ------------------------
                                                            USD equivalents
                                                            ---------------
                                                     Transactions denominated in:
                                           --------------------------------------------------
        FAS 52 Determining Factor             NTD         JPY         USD       EUR / Other
        -------------------------             ---         ---         ---       -----------

------------------------------------------ ----------- ----------- ----------- --------------
Sales Price                                               1,409

Customer Deposits                                           500

------------------------------------------ ----------- ----------- ----------- --------------
Sales Market                                              1,409

------------------------------------------ ----------- ----------- ----------- --------------
Labor Costs                                      *

------------------------------------------ ----------- ----------- ----------- --------------
Material Costs                                   *

Intercompany purchase of Full Sheet Glass                     *

------------------------------------------ ----------- ----------- ----------- --------------
Local Expenses                                   *                        *

------------------------------------------ ----------- ----------- ----------- --------------
Capital expenditures                             *            *           *

------------------------------------------ ----------- ----------- ----------- --------------
Inter-Company Transactions

------------------------------------------ ----------- ----------- ----------- --------------
Total Cash In Flows                                       1,909
                                                           100%

Total Cash Out Flows                             *            *           *
                                             35.0%        36.4%       28.6%

Total Cash Flows                                 *            *           *
                                             17.1%        69.0%       13.9%
---------------------------------------------------------------------------------------------

We have also included below, CDTT's financial results for the nine months ended September 2005, as requested by the Staff. To date, the JPY total cash flows are, as expected, the predominant currency of CDTT at 67%, an increase from 2004 of approximately 9 points, while the NTD total cash flows decreased 7 points to 22%, a spread of 16 points. CDTT's cash outflow expenditures denominated in JPY increased approximately 2 points, whereas, the NTD denominated cash outflow expenditures decreased approximately 2 points. Although the actual changes in the distribution of cash outflows between JPY and NTD has not shifted as dramatically to JPY as was projected in the 2005 forecast shown above (and utilized in making the decision to change the functional currency for CDTT), we continue to believe the 2005 nine month actual results support the basis for the change in CDTT's functional currency to JPY, that being that JPY is the predominant currency in which CDTT does business.

----------------------------------------------------------------------------------------------
(in millions)                                          2005 (YTD) USD equivalents
                                                       --------------------------
                                                           September 30, 2005
                                                           ------------------
                                                      Transactions denominated in:
                                           ---------------------------------------------------
        FAS 52 Determining Factor             NTD         JPY          USD       EUR / Other
        -------------------------             ---         ---          ---       -----------

------------------------------------------ ----------- ----------- ------------ --------------
Sales Price                                                814

Customer Deposits                                          560

------------------------------------------ ----------- ----------- ------------ --------------
Sales Market                                               814

------------------------------------------ ----------- ----------- ------------ --------------
Labor Costs                                      *

------------------------------------------ ----------- ----------- ------------ --------------
Material Costs                                   *                         *

Intercompany purchase of Full Sheet Glass                    *

------------------------------------------ ----------- ----------- ------------ --------------
Local Expenses                                   *

------------------------------------------ ----------- ----------- ------------ --------------
Capital expenditures                             *           *             *            *

------------------------------------------ ----------- ----------- ------------ --------------
Inter-Company Transactions                                  94

------------------------------------------ ----------- ----------- ------------ --------------
Total Cash In Flows                                      1,374
                                                          100%

Total Cash Out Flows                             *           *             *            *
                                             46.0%       32.9%         21.0%         0.1%

Total Cash Flows                                 *           *             *            *
                                             22.3%       67.4%         10.2%         0.1%
----------------------------------------------------------------------------------------------

We thought it might be helpful to the Staff to better understand the financial statement impact of this accounting matter to Corning. Therefore, for the Staff's convenience, we have taken the added step of estimating the financial statement impact of our Taiwanese subsidiary having JPY as its functional currency during the years 2003 and 2004.

As presented below, line items in Corning's financial statements that could have an arguably quantitatively material impact from an earlier change in functional currency are Other Income/Expense and Cumulative Translation Adjustment. As these are both line items that typically fluctuate between positive and negative amounts, are line items that capture non-operating activity, and are accounts that are not particularly relevant in assessing our business, we do not believe the impact on these line items of moving the change in CDTT's functional currency back to January 1, 2003, as indicated below, would impact decisions of investors and other users of our financial statements. We also note that since 2003 is arguably a breakeven year for Corning, the impact on net income for 2003, although 6.5%, would not be qualitatively material. Users of our financial statements would consider 2003 either with or without the impact of the functional currency change to be breakeven and therefore not be swayed in their decision making by its inclusion or exclusion from our 2003 results. For these reasons, Corning has concluded that the impact of an earlier change in Taiwan's functional currency would not have a material effect on Corning's financial position or results of operations.


                                      2003                                       2004
                      --------------------------------------    ---------------------------------------
                        Corning     $ Impact     % Impact         Corning      $ Impact     % Impact
                      Consolidated   of JPY       of JPY        Consolidated    of JPY       of JPY
  (in millions)          2003      Historically Historically        2004      Historically Historically
                         ----      ------------ ------------        ----      ------------ ------------

Other Income /
Expense                   (1.0)       (14.4)      1440.0%             25.0        13.4         53.6%
Income before
taxes                   (759.0)       (14.4)         1.9%         (1,580.0)       13.4         -0.8%
Net income              (223.0)       (14.4)         6.5%         (2,165.0)       13.4         -0.6%

Balance Sheet
-------------------
Current Assets         2,694.0         (8.7)        -0.3%          3,281.0        (6.0)        -0.2%
LT Assets              8,058.0          7.5          0.1%          6,429.0       (10.5)        -0.2%
                      -------------------------                 --------------------------
   Total Assets       10,752.0         (1.2)         0.0%          9,710.0       (16.5)        -0.2%

Current
Liabilities            1,553.0         (6.2)        -0.4%          2,336.0        (8.9)        -0.4%
LT Liabilities         3,699.0         (7.7)        -0.2%          3,529.0         0.1          0.0%
                      -------------------------                 --------------------------
   Total Liabilities   5,252.0        (13.9)        -0.3%          5,865.0        (8.8)        -0.2%

Cumulative
Translation
Account                   98.0         12.7         13.0%            148.0        (7.7)        -5.2%
                      -------------------------                 --------------------------
   Total Equity        5,500.0         12.7          0.2%          3,845.0        (7.7)        -0.2%


Also for the Staff's convenience, because Taiwan is part of our Display segment, we have estimated the impact of an earlier change to JPY on this segment. Similar to the presentation above for Corning, line items in Display's financial results that would have an arguably quantitatively material impact from an earlier change in functional currency are Other Income/Expense and Currency Translation Adjustment. However, these line items are not disclosed in our Segment footnote or specifically addressed in our Display segment discussion because they are not key performance measures for this segment. Although Display's 2003 net income would be changed by 6.1% from the earlier functional currency change, this would not change Display's trend in earnings which showed increases of 97% (85% with change made as of January 1, 2003) from 2002 to 2003 and 132% (153% with January 1, 2003 change) from 2003 to 2004. The magnitude of Display's increasing earnings really dwarf the 2003 and 2004 impact of a January 1, 2003 change in CDTT's functional currency. For these reasons, we do not believe an earlier change to JPY would be material to our segment disclosure.

In summary, management continues to believe the change in Taiwan's functional currency was appropriate at January 1, 2005 and done in accordance with FAS 52. We also believe that an earlier change in the functional currency for Taiwan, as of January 1, 2003, would not be material to Corning's financial statements.


               Form 10-Q for the quarter ended September 30, 2005
               --------------------------------------------------

General
-------

4.   Please address the comments above in your interim filings as well.

Response

Please refer to our individual responses above.


Item 4 - Controls and Procedures
--------------------------------

5. You disclosed an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response

The disclosure below as of September 30, 2005, has been revised to include a complete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act, and will be included in future Exchange Act filings as appropriate.

ITEM 4.  CONTROLS AND PROCEDURES

Corning  carried  out  an  evaluation,   under  the  supervision  and  with  the
participation of Corning's management, including Corning's chief executive officer and its chief financial officer, of the effectiveness of the design and operation of Corning's disclosure controls and procedures as of September 30, 2005, the end of the period covered by this report. Based upon the evaluation, the chief executive officer and chief financial officer concluded that Corning's disclosure controls and procedures are effective to ensure that information required to be disclosed by Corning in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

During the fiscal quarter ended September 30, 2005, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                                    * * * * *


Please direct accounting questions regarding this response to Jane D. Poulin, Division Vice President and Chief Accounting Officer at (607) 974-4782. Please direct any questions on other issues to me at (607) 974-8242.

                                  Sincerely,



                                  /s/  Katherine A. Asbeck
                                  -------------------------------
                                  Katherine A. Asbeck
                                  Senior Vice President - Finance



cc: Wendell P. Weeks, President and Chief Executive Officer James B. Flaws, Vice Chairman and Chief Financial Officer William D. Eggers, Sr. Vice President & General Counsel William D. Smithburg, Chairman, Corning Audit Committee Laurie Schupmann, PricewaterhouseCoopers LLP
      Stephen T. Giove, Shearman & Sterling